FG Merger II Corp.
104 S. Walnut Street, Unit 1A
Itasca, IL 60143

VIA EDGAR

January 23, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	FG Merger II Corp.
Registration Statement on Form S-1
File No. 333-275155

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FG Merger II Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern time on Monday, January 27, 2025, or as soon thereafter as practicable.

Very truly yours,

/s/ Larry G. Swets
Larry G. Swets,
Chief Executive Officer